SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   ✓

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FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

PLACER DOME INC.

Suite 1600 – 1055 Dunsmuir Street

Vancouver, BC  V7X 1P1

Item 2.

Date of Material Change

August 12, 2004

Item 3.

News Release

A news release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on August 12, 2004.

Item 4.

Summary of Material Change

Placer Dome Inc. announced Peter Tomsett as the company’s new President and Chief Executive Officer effective September 15, 2004.

Item 5.

Full Description of Material Change

Placer Dome Inc. announced Peter Tomsett as the company’s new President and Chief Executive Officer effective September 15, 2004. Mr. Tomsett is replacing Jay Taylor who announced his retirement in March. Mr. Taylor will remain President and CEO through September 15 and thereafter will continue with the company in an advisory role through March 2005.

Peter Tomsett has been with Placer Dome for 18 years, most recently as Executive Vice-President of Placer Dome Asia Pacific and Africa. Under his leadership, the Asia Pacific region grew to become the company’s largest operating unit through successful exploration, development and acquisition.

Mr. Tomsett graduated with a Bachelor of Engineering (Honours) in Mining Engineering from the University of New South Wales and attained a Master of Science (Distinction) in Mineral Production Management from the Imperial College London. He is Director of the Minerals Council of Australia and the Australian Gold Council. He will be relocating with his family from Brisbane, Australia to Vancouver, Canada.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

There is no omitted information.

Item 8.

Executive Officer

J. Donald Rose

Executive Vice-President, Secretary and General Counsel

Telephone:  (604) 682-7082

Fax:  (604) 661-3703

Item 9.

Date of Report

August 16, 2004

  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  August 16, 2004

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